November 15, 2016

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

RE:                          Registration Statement for Pacific Navigator Individual Flexible Premium Deferred Variable Annuity (333-212626) funded by Separate Account A (File Number 811-09203) of Pacific Life & Annuity Company, Request for Acceleration

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request on behalf of Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (collectively “Registrants”), acceleration of the effective date of the above referenced Registration Statement to November 18, 2016, or as soon thereafter as practicable.

Sincerely,

SEPARATE ACCOUNT A OF PACIFIC LIFE & ANNUITY COMPANY

By:	/s/ Brandon J. Cage
Brandon J. Cage
Assistant Vice-President, Counsel

PACIFIC SELECT DISTRIBUTORS, INC.

By:	/s/ Adrian S. Griggs
Adrian S. Griggs
Chief Executive Officer